Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (No. 333-25401, No. 333-41775, No. 333-104142, No. 333-142791, No. 333-148449, No. 333-181790, and No. 333-189733) on Form S-8 and the registration statements (No. 333-199964 and No. 333-188453) on Form S-3 of Total System Services, Inc., of our report dated July 30, 2014, with respect to the consolidated statements of operations (excluding net income (loss) available to common shareholders, earnings per share amounts, and related disclosures in Note 14) and comprehensive income, stockholders’ equity (deficit), and cash flows for the year ended December 31, 2013 of TransFirst Inc. and Subsidiaries, included in this Current Report on Form 8-K.

/s/ Ernst & Young LLP

Denver, Colorado

March 8, 2016